Pricing Supplement No. 28 to the Prospectus dated December 21, 2005 and the
                  Prospectus Supplement dated December 21, 2005

  [RBC LOGO]          US$13,974,000
                      Royal Bank of Canada
                      Principal Protected Notes due August 23, 2007
                      Linked to the Performance of a Basket of Asian Currencies

Issuer:                 Royal Bank of Canada ("Royal Bank")
Series:                 Senior Global Medium-Term Notes, Series B
Issue Date:             August 31, 2006
Maturity Date and Term: August 23, 2007 (resulting in a term to maturity of less than one year).
Coupon:                 We will not pay you interest during the term of the
                        Notes.
Basket:                 The payment at maturity on the Notes are linked to the
                        value of an equally weighted basket (the "Basket") consisting of seven Asian currencies (each a "Basket
                        Currency", and together, the "Basket Currencies"). Such weightings will be achieved by providing a Component
                        Weight for each Basket Currency as follows:

                           Basket Currency/Ticker       Component Weight       Initial Levels
                           ----------------------       ----------------       --------------
                           Japanese Yen/JPY                   25%                 116.795
                           Indian Rupee/INR                   20%                  46.52
                           South Korean Won/KRW               20%                  961.70
                           Singapore Dollar/SGD               10%                  1.5751
                           Chinese Yuan/CNY                   10%                  7.9669
                           Indonesian Rupiah/IDR              10%                  9,102
                           Thai Baht/THB                      5%                   37.604

Minimum Investment:     US$5,000.
Denomination:           US$1,000 (except that non-U.S. investors may be subject
                        to higher minimums).
Payment at Maturity:    At maturity, you will receive a cash payment equal to
                        the principal amount invested plus an amount equal to
                        that principal amount multiplied by the greater of:
                               (a)   0%; or
                               (b)   the Basket Performance.
Basket Performance:     The Basket Performance is an amount (expressed as a
                        percentage and rounded to two decimal places) equal to the sum of the Weighted Component Changes for the seven
                        Basket Currencies.
                        The Weighted Component Change for each Basket Currency will be determined as follows:

                              Component Weight      x    (  C(i)  - 1 )
                                                            ----
                                                            C(f)

                        where,
                        C(f) is the Reference Price of the Basket Currency, "C",
                        on August 21, 2007 (the "final valuation date")
                        C(i) is the Reference Price of the Basket Currency, "C",
                        on August 29, 2006 (the "initial valuation date")
                        The Reference Prices for each Basket Currency will be
                        determined by reference to the global spot foreign
                        exchange market, as reported by Reuters at the relevant
                        time on any relevant date. For the definition of each
                        Reference Price and the specific Reuters pages on which
                        each relevant spot rate is displayed, see page P-14.
Clearance
and Settlement:         DTC global (including through its indirect participants
                        Euroclear and Clearstream, Luxembourg as described under
                        "Ownership and Book-Entry Issuance" in the accompanying
                        prospectus).
CUSIP Number:           78008EBU0
Listing:                The Notes will not be listed on any securities exchange
                        or quotation system.
Calculation Agent:      JPMorgan Chase Bank, National Association

Investing in the Notes involves risks that are described in the "Risk Factor"' section beginning on page P-4 of this pricing supplement and page S-4 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus and prospectus supplement. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.

                                                                              Proceeds to Royal
                                  Price to Public      Agent's Commission       Bank of Canada
                                  ---------------      ------------------       --------------
       Per Note................         100%                 1.50%                  98.50%
       Total...................     $13,974,000             $209,610             $13,764,390

                         RBC Capital Markets Corporation
                    Pricing Supplement dated August 29, 2006

                      [THIS PAGE INTENTIONALLY LEFT BLANK.]

                                TABLE OF CONTENTS

Pricing Supplement
Summary...............................................................................    P-1
Risk Factors..........................................................................    P-4
The Basket Currencies and Exchange Rates..............................................    P-9
Specific Terms of the Notes...........................................................    P-12
Use of Proceeds and Hedging...........................................................    P-17
Supplemental Tax Considerations.......................................................    P-18
Supplemental Plan of Distribution.....................................................    P-19
Documents Filed as Part of the Registration Statement.................................    P-19

Prospectus Supplement
About This Prospectus Supplement......................................................    S-3
Recent Developments...................................................................    S-3
Consolidated Ratios of Earnings to Fixed Charges......................................    S-3
Risk Factors..........................................................................    S-4
Use of Proceeds.......................................................................    S-7
Description of the Notes We May Offer.................................................    S-8
Certain Income Tax Consequences.......................................................    S-27
Employee Retirement Income Security Act...............................................    S-40
Supplemental Plan of Distribution.....................................................    S-41
Documents Filed as Part of the Registration Statement.................................    S-46

Prospectus
Documents Incorporated by Reference...................................................    1
Where You Can Find More Information...................................................    3
About This Prospectus.................................................................    3
Caution Regarding Forward-Looking Information.........................................    4
Royal Bank of Canada..................................................................    5
Risk Factors..........................................................................    5
Use of Proceeds.......................................................................    5
Consolidated Ratios of Earnings to Fixed Charges......................................    6
Description of Securities We May Offer................................................    6
Additional Mechanics..................................................................    9
Special Situations....................................................................    11
Subordination Provisions..............................................................    13
Defeasance............................................................................    14
Events of Default.....................................................................    15
Ownership and Book-Entry Issuance.....................................................    16
Our Relationship with the Trustee.....................................................    21
Tax Consequences......................................................................    21
Plan of Distribution..................................................................    22
Validity of Securities................................................................    23
Experts...............................................................................    23
Limitation on Enforcement of U.S. Laws Against RBC, Our Management and Others.........    24
Documents Filed as Part of the Registration Statement.................................    24

                      [THIS PAGE INTENTIONALLY LEFT BLANK.]

                                     SUMMARY

     The Principal Protected Notes (the "Notes") are medium-term notes issued by Royal Bank offering full principal protection and 100% participation in any appreciation of the performance of a basket of currencies (the "Basket") at maturity. The following is a summary of terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. The Notes may be offered to certain investors outside the United States in accordance with applicable local law. We urge non-U.S. investors to read "Risk Factors--Non-U.S. Investors May Be Subject to Certain Additional Risk". The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus and prospectus supplement. References to the "prospectus" mean our accompanying prospectus, dated December 21, 2005, and references to the "prospectus supplement" mean our accompanying prospectus supplement, dated December 21, 2005, which supplements the prospectus. Capitalized terms used in this pricing supplement which are defined in the accompanying prospectus or prospectus supplement shall have the meanings assigned to them in the prospectus or prospectus supplement.

Selected Purchase Considerations

o Growth Potential--The Notes provide the opportunity for participation in any positive performance of the Basket. You will receive 100% of any such gains at maturity.

o Principal Protection--At maturity, your principal is fully protected against a negative Basket Performance.

Selected Risk Considerations

o Market Risk--The extent to which the return on the Notes is positive is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Performance is positive. Currency prices may change unpredictably, affecting the value of your Notes in unforeseeable ways.

o Limited Portfolio Diversification--The seven Basket Currencies are concentrated in Asia and may therefore carry risks similar to a concentrated investment in the economies of Asia in general and in the Basket Currencies in particular.

o No Principal Protection Unless You Hold the Notes to Maturity--You will be entitled to receive a minimum payment of the principal amount of your Notes only if you hold your Notes to maturity. The market value of the Notes may fluctuate between the date you purchase them and the final valuation date. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold your Notes to maturity.

o No Interest Payments--You will not receive any periodic interest payments on the Notes.

o There May Be Little or No Secondary Market for the Notes--The Notes will not be listed on any U.S. or foreign securities exchange or quotation system. There can be no assurance that a secondary market for the Notes will develop. RBC Capital Markets Corporation and potentially other affiliates of Royal Bank intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold the Notes to maturity.

The Notes may be a suitable investment for you if:

o    You are willing to hold the Notes to maturity.

o You are willing to accept the risk of fluctuations in currency prices in general and the Basket Currencies in particular.

o You believe the Basket Performance will be positive during the term of the Notes.

o You seek an investment that offers principal protection when held to maturity.

o    You do not seek current income from this investment.

o You seek an investment with a return linked to the performance of the Basket Currencies.

The Notes may not be a suitable investment for you if:

o    You are unable or unwilling to hold the Notes to maturity.

o You are not willing to be exposed to fluctuations in currency prices in general and the Basket Currencies in particular.

o You believe the Basket Performance will be negative during the term of the Notes.

o You prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings.

o You prefer not to create an over-concentrated position in the currency sector of your portfolio.

o    You seek current income from your investment.

o    You seek an investment for which there will be an active secondary market.

What Are the Tax Consequences?

     Pursuant to the terms of the Notes, the Notes should be treated as debt instruments subject to the special rules for debt instruments with terms of one year or less. Under those rules, you should recognize ordinary income, if any, upon the maturity of your Notes in an amount equal to the excess, if any, of the amount you receive with respect to your Notes at such time over the amount you paid for your Notes. If you are a secondary holder and the amount you receive with respect to your Notes at such time is less than the amount you paid for your Notes, such difference should be treated as a short-term capital loss. Upon the sale or exchange of your Notes prior to the end of the day that is three Business Days prior to the Maturity Date, i.e., the Valuation date, you should recognize short-term capital gain or loss in an amount equal to the difference between the amount you paid for your Notes and the amount received by you upon such sale or exchange. If you sell or exchange your Notes after the day that is three Business Days prior to the Maturity Date, i.e., the Valuation date, it is likely that any gain that you recognize will be treated as ordinary income and any loss that you recognize will be treated as a short-term capital loss. The deductibility of capital losses is subject to limitations.

     For a discussion of the Canadian federal income tax consequences of your investment in the Notes, see "Supplemental Tax Considerations--Supplemental Canadian Tax Considerations" on P-23.

Sample Calculations of the Payment at Maturity

     The examples set forth below are included for illustration purposes only. The Reference Prices of the Basket Currencies used to illustrate the calculation of Basket Performance are neither estimates nor forecasts of the References Prices of the Basket Currencies on the initial valuation date or the final valuation date on which the calculation of the Basket Performance, and in turn the payment at maturity, will depend. All examples assume that a holder has purchased Notes with an aggregate principal amount of $5,000 and that no extraordinary event has occurred.

Example 1 -- Calculation of the payment at maturity where the Basket Performance is positive.

                                                                                       Weighted
                                                        Currency       Component       Component
Basket Currency            C(i)          C(f)          Performance     Weight          Change
---------------            ----          ----          -----------     ------          ------
Japanese yen............   115.00        105.00         9.52%          25%             2.38%
Indian rupee............   46.00         41.00          12.20%         20%             2.44%
South Korean won........   950.00        780.00         21.79%         20%             4.36%
Singapore dollar........   1.60          1.20           33.33%         10%             3.33%
Chinese yuan............   8.00          6.80           17.65%         10%             1.76%
Indonesian rupiah.......   9,000.00      9,200.00       -2.17%         10%             -0.22%
Thai baht...............   38.00         31.00          22.58%         5%              1.13%
                                                                                       ----
Basket Performance......                                                               15.19%
                                                                                       =====


Since the Basket Performance is greater than 0%:

Payment at Maturity = $5,000 + ($5,000 x Basket Performance) = $5,000 + ($5,000 x 15.19%) = $5,759.50

15.19% Return on Investment



Example 2 -- Calculation of the payment at maturity where the Basket Performance is negative.

                                                                                       Weighted
                                                        Currency       Component       Component
Basket Currency            C(i)          C(f)          Performance     Weight          Change
---------------            ----          ----          -----------     ------          ------
Japanese yen............   115.00        125.00         -8.00%         25%             -2.00%
Indian rupee............   46.00         43.00          6.98%          20%             1.40%
South Korean won........   950.00        1,000.00       -5.00%         20%             -1.00%
Singapore dollar........   1.60          1.70           -5.88%         10%             -0.59%
Chinese yuan............   8.00          8.20           -2.44%         10%             -0.24%
Indonesian rupiah.......   9,000.00      9,200.00       -2.17%         10%             -0.22%
Thai baht...............   38.00         45.00          -15.56%        5%              -0.78%
                                                                                       ----
Basket Performance......                                                               -3.43%
                                                                                       =====


Since the Basket Performance is less than 0%:

Payment at Maturity = $5,000 + ($5,000 x 0%) = $5,000 + $0.00 = $5,000

0.00% Return on Investment

                                  RISK FACTORS

     The Notes are not secured debt and are riskier than ordinary unsecured debt securities. The return on the Notes is linked to the performance of a basket of seven Asian currencies -- Japanese Yen, Indian Rupee, South Korean Won, Singapore Dollar, Chinese Yuan, Indonesian Rupiah, Thai Baht (the "Basket Currencies"). Investing in the Notes is not equivalent to investing directly in the Basket Currencies themselves or the related futures and forward contracts. See "The Basket" below for more information.

     This section describes the most significant risks relating to an investment in the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the Notes.

The Notes Are Intended to Be Held to Maturity. Your Principal Is Only Protected If You Hold Your Notes to Maturity

     You will receive at least the minimum payment of the principal amount of your Notes only if you hold them to maturity. If you sell your Notes in the secondary market prior to maturity, you will not receive principal protection on the portion of your Notes sold and may incur a loss. You should be willing to hold your Notes to maturity.

Your Note May Not Appreciate; You Will Not Benefit from Any Appreciation in the Reference Price of Any Basket Currency, If Such Appreciation Is Not Reflected in the Reference Price on the Final Valuation Date

     If the Basket Performance is zero or negative on the final valuation date, the payment at maturity with respect to each Note will be limited to the principal amount. This will be true even though the Basket Performance as of some date or dates prior to the final valuation date may have been positive, because the payment at maturity will be calculated only on the basis of the Reference Prices of the Basket Currencies (or otherwise determined by the calculation agent, in the case of an extraordinary event) on the final valuation date. You should therefore be prepared to realize no return on the principal amount of your Notes during the term of the Notes.

The Market Value of the Notes May Be Influenced by Many Unpredictable Factors, Including Volatile Currency Prices

     The market value of your Notes may fluctuate between the date you purchase them and the final valuation date when the calculation agent will determine your payment at maturity. Therefore, if you sell your Notes in the secondary market prior to maturity, you may have to sell them at a substantial loss. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the reported exchange rates in the global foreign currency market for the Basket Currencies will affect the market value of the Notes more than any other single factor. Other factors that may influence the market value of the Notes include:

     o    the time remaining to the maturity of the Notes;

     o supply and demand for the Notes, including inventory positions with RBC Capital Markets Corporation or any other market maker;

     o    the general interest rate environment;

     o economic, financial, political, regulatory, geographical, biological or legal events that affect the market price of the Basket Currencies; or

     o    the creditworthiness of Royal Bank.

     These factors interrelate in complex ways, and the effect of one factor on the market value of your Notes may offset or enhance the effect of another factor.

The Values of the Basket Currencies and the U.S. Dollar Are Affected by Many Complex Factors

     The value of any currency, including the Basket Currencies and the U.S. dollar, may be affected by complex political and economic factors. The value of each of the Basket Currencies relative to the U.S. dollar, as measured by the relevant exchange rate, is at any moment a result of the supply and demand for the relevant currencies, and changes in the exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Asia, particularly the Republic of Singapore, Thailand, the Republic of India, the Republic of Korea, the Republic of Indonesia, the People's Republic of China, Japan and the United States, as well as economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in Asia, particularly the Republic of Singapore, Thailand, the Republic of India, the Republic of Korea, the Republic of Indonesia, the People's Republic of China, Japan and the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the Republic of Singapore, Thailand, the Republic of India, the Republic of Korea, the Republic of Indonesia, the People's Republic of China, Japan and the United States and other countries important to international trade and finance.

     Foreign exchange rates can either be fixed by sovereign governments or floating. Exchange rates of most economically developed nations, including the Republic of Singapore, Thailand, the Republic of India, the Republic of Korea, the Republic of Indonesia, the People's Republic of China, Japan and the United States, are permitted to fluctuate in value relative to other currencies. However, governments sometimes do not allow their currencies to float freely in response to economic forces. For example, until 2005, the yuan was pegged to the U.S. dollar. On July 21, 2005, it was revalued and the peg to the U.S. dollar was removed. The People's Bank of China announced that henceforth the yuan would be pegged to a basket of foreign currencies, rather than being strictly tied to the U.S. dollar, and would trade within a narrow 0.3 percent band against this basket of currencies. China has stated that the basket is dominated by a group of international currencies including the U.S. dollar, euro, Japanese yen and South Korean won, with a smaller proportion made up of the British pound, Thai baht and Russian ruble.

     Governments, including those of the Republic of Singapore, Thailand, the Republic of India, the Republic of Korea, the Republic of Indonesia, the People's Republic of China, Japan and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments which could change or interfere with theretofore freely determined currency valuations, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the Notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting the Basket Currencies or the U.S. dollar specifically, or any other currency.

Risks Associated with the Basket May Adversely Affect the Market Price of the Notes

     We believe that the value of the Notes in the secondary market will be affected by supply of and demand for the Notes, the value of each of the Basket Currencies relative to the U.S. dollar, as measured by the relevant exchange rate, and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the Notes of a change in a specific factor, assuming all other conditions remain constant.

     The Basket Currency Exchange Rates. We expect that the market value of the Notes at any given time will likely depend substantially on the changes, if any, in the value of each of the Basket Currencies relative to the U.S. dollar from their respective starting values. For example, increases in the value of one or more of the Basket Currencies relative to the U.S. dollar (as measured by a decrease in the corresponding exchange rate from its starting value) may cause an increase in the market value of the Notes because of the expectation that the maturity payment on the Notes will increase. Conversely, decreases in the value of one or more of the Basket Currencies relative to the U.S. dollar (as measured by an increase in the corresponding exchange rate from its starting value) may cause a decrease in the market value of the Notes because of the expectation that the maturity payment on the Notes will decrease. If you choose to sell your Notes when the value of one or more of the Basket Currencies relative to the U.S. dollar has declined, as measured by one or more of the respective exchange rates being above its respective value, you may receive less than the amount you originally invested.

     The values of the Basket Currencies relative to the U.S. dollar will be influenced by complex and interrelated political, economic, financial and other factors that can affect the currency markets on which the Basket Currencies and the U.S. dollar are traded. These factors are described in more detail in "--The Values of the Basket Currencies and the U.S. Dollar Are Affected by Many Complex Factors" above.

     Volatility of the Basket Currencies. Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the value of each of the Basket Currencies relative to the U.S. dollar changes, as measured by the relevant exchange rate, the market value of the Notes may change.

     Interest Rates. We expect that the market value of the Notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the Notes may decrease, and if U.S. interest rates decrease, the market value of the Notes may increase. In addition, increases in United States interest rates relative to interest rates in the countries issuing the Basket Currencies may decrease the future value of the Basket Currencies relative to the U.S. dollar, as implied by currency futures contracts, which would generally tend to decrease the value of the Notes, and decreases in United States interest rates relative to interest rates in the countries issuing the Basket Currencies may increase the future value of the Basket Currencies relative to the U.S. dollar, as implied by currency futures contracts, which would generally tend to increase the value of the Notes.

     The interactions of interest rates and spot currency rates are notoriously unpredictable and investors in the Notes must make their own determinations as to the possible future effects of changes in interest rates in the countries issuing the Basket Currencies will affect such currencies and the Notes. In general, however, decreases in interest rates in the countries issuing the Basket Currencies relative to United States interest rates may decrease the future values of the Basket Currencies relative to the U.S. dollar, as implied by currency futures contracts, which would tend to decrease the value of the Notes, and increases in interest rates in the countries issuing the Basket Currencies relative to United States interest rates may increase the future values of the Basket Currencies relative to the U.S. dollar, as implied by currency futures contracts, which would generally tend to increase the value of the Notes. However, to reiterate, these are general tendencies only and there have been instances where these tendencies have not held and the effect of interest rate movements has been the opposite. Finally, interest rates may also affect the economies of the countries issuing the Basket Currencies or of the United States and, in turn, the value of each of the Basket Currencies relative to the U.S. dollar, as measured by the relevant exchange rate.

     Time Premium or Discount. As a result of a "time premium or discount," the Notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the Basket Currencies relative to the U.S. dollar the longer the time remaining to maturity. A "time premium or discount" results from expectations concerning the value of each of the Basket Currencies relative to the U.S. dollar during the period prior to the maturity of the Notes. However, as the time remaining to maturity decreases, this time premium or discount may diminish, thereby increasing or decreasing the market value of the Notes.

     Hedging Activities. Hedging activities related to the Notes by one or more of our affiliates will likely involve trading in one or more of the Basket Currencies or in the other instruments, such as options, swaps or futures, based upon one or more of the relevant exchange rates or the Basket Currencies. This hedging activity could affect the market value of the Notes. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the Notes declines. Profit or loss from this hedging activity could affect the price at which RBC Capital Markets Corporation may be willing to purchase your Notes in the secondary market.

     Royal Bank of Canada's Credit Ratings, Financial Condition and Results. Actual or anticipated changes in the credit ratings, financial condition or results of Royal Bank of Canada may affect the market value of the Notes. The Notes are subject to the credit risk of Royal Bank of Canada.

     You should understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the Notes attributable to another factor, such as an increase in the value of the Basket Currencies relative to the U.S. dollar.

The Historical Performance of the Basket Currencies Is Not an Indication of the Future Performance of the Basket Currencies

     The historical performance of each of the Basket Currencies relative to the U.S. dollar, as measured by the relevant exchange rate, which is included in this pricing supplement, should not be taken as an indication of the future performance of the relevant exchange rates during the term of the Notes. Changes in the value of each basket currency relative to the U.S. dollar will affect the trading price of the Notes, but it is impossible to predict whether the value of any of the Basket Currencies relative to the U.S. dollar will rise or fall.

Even Though Currencies Trade Around-the-Clock, Your Notes Will Not

     The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the Notes will not conform to the hours during which the Basket Currencies and the U.S. dollar are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the market price of the Notes. The possibility of these movements should be taken into account in relating the value of the Notes to those in the underlying foreign exchange markets.

     There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers' offices, in bank foreign currency trading offices and to others who wish to subscribe to this information, but this information will not necessarily be reflected in the value of the Basket Currencies relative to the U.S. dollar used to calculate the maturity payment on your Notes. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

There May Not Be an Active Trading Market in the Notes--Sales in the Secondary Market May Result in Significant Losses

     You should be willing to hold your Notes to maturity. There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. RBC Capital Markets Corporation and other affiliates of Royal Bank currently intend to make a market for the Notes although they are not required to do so. RBC Capital Markets Corporation or any other affiliate of Royal Bank may stop any such market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.

     If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price and, as a result you may suffer substantial losses.

The Calculation Agent Can Postpone the Calculation of the Basket Performance or the Maturity Date If an Extraordinary Event Occurs on the Final Valuation Date

     The calculation of the Basket Performance may be postponed if the calculation agent determines that an extraordinary event has occurred or is continuing on the final valuation date. If such a postponement occurs, then the calculation agent will instead use the settlement prices on the relevant futures and forward contracts on the first business day after that day on which no extraordinary event occurs or is continuing. In no event, however, will the final valuation date for the Notes be postponed by more than five business days. As a result, the maturity date for the Notes could also be postponed, although not by more than five business days. If the final valuation date is postponed to the last possible day, but an extraordinary event occurs or is continuing on such last possible day, that day will nevertheless be the final valuation date. If an extraordinary event is occurring on the last possible final valuation date, the calculation agent will make a good faith estimate in its sole discretion of the Basket Performance that would have prevailed in the absence of the extraordinary event. See "Specific Terms of the Notes--Extraordinary Event" in this pricing supplement.

     If an extraordinary event results in the deferral of the payment at maturity beyond the stated maturity date, no penalty interest will accrue or be payable on the deferred payment.

The Calculation Agent Can Modify the Composition of the Basket and the Determination of the Reference Prices of the Basket Currencies

     The composition of the Basket and the method of calculating the Reference Prices of the Basket Currencies may be adjusted by the calculation agent from time to time upon the occurrence of certain extraordinary events. For example, if a Reference Price is not available for a Basket Currency for any reason, then the calculation agent may take such action, including adjustments to the Basket or to the method of calculating the Reference Price of that Basket Currency, as it deems appropriate. See "Specific Terms of the Notes--Adjustments to the Basket and Reference Price" in this pricing supplement. Such changes could adversely affect the Basket Performance and, consequently, the payment at maturity on the Notes.

Non-U.S. Investors May Be Subject to Certain Additional Risks

     The Notes are denominated in U.S. dollars. If you are a non-U.S. investor who purchased the Notes with a currency other than U.S. dollars, changes in rates of exchange may have an adverse effect on the value, price or income of your investment.

     This pricing supplement contains a general description of certain U.S. and Canadian tax considerations relating to the Notes. If you are a non-U.S. investor, you should consult your tax advisors as to the consequences, under the tax laws of the country where you are resident for tax purposes, of acquiring, holding and disposing of the Notes and receiving payments of principal or other amounts under the Notes.

                    THE BASKET CURRENCIES AND EXCHANGE RATES

General

     The Basket Currencies are the Japanese yen, the Indian rupee, the Korean won, the Singapore dollar, the Chinese yuan, the Indonesian rupiah, and the Thai baht. Exchange rates are used to measure the value of each of the Basket Currencies relative to the U.S. dollar.

     The relevant exchange rates are foreign exchange spot rates that measure the relative values of two currencies, the U.S. dollar and the Japanese yen in the case of the USD/JPY Exchange Rate, the U.S. dollar and the Indian rupee in the case of the USD/INR Exchange Rate, the U.S. dollar and the Korean won in the case of the USD/KRW Exchange Rate, the U.S. dollar and the Singapore dollar in the case of the USD/SGD Exchange Rate, the U.S. dollar and the Chinese yuan in the case of the USD/CNY Exchange Rate, the U.S. dollar and the Indonesian rupiah in the case of the USD/IDR Exchange Rate, and the U.S. dollar and the Thai baht in the case of the USD/THB Exchange Rate. Each exchange rate is expressed as an amount of the relevant Basket Currency that can be exchanged for one U.S. dollar. Thus, an increase in the value of any Basket Currency will cause a decrease in its exchange rate, while a decrease in the value of any Basket Currency will cause an increase in its exchange rate.

     The Japanese yen is the official currency of Japan.

     The Indian rupee is the official currency of the Republic of India.

     The Korean won is the official currency of the Republic of Korea.

     The Singapore dollar is the official currency of the Republic of Singapore.

     The Chinese yuan is the official currency of the People's Republic of China.

     The Indonesian rupiah is the official currency of the Republic of Indonesia.

     The Thai baht is the official currency of Thailand.

     We have obtained all information in this pricing supplement relating to the Japanese yen, the Indian rupee, the Korean won, the Singapore dollar, the Chinese yuan, the Indonesian rupiah, the Thai baht and the relevant exchange rates from public sources, without independent verification. Currently the relevant exchange rates are published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating amounts due to holders of the Notes, the value of each Basket Currency relative to the U.S. dollar, as measured by the relevant exchange rate, will be determined as described in "Specific Terms of the Notes--Reference Prices" below.

Historical Data on the Exchange Rates

     The historical data on the relevant exchange rate are not indicative of the future performance of the Basket Currencies or what the value of the Notes may be. Any historical upward or downward trend in any of the relevant exchange rates during any period set forth below is not an indication that the value of the Basket Currencies relative to the U.S. dollar is more or less likely to increase or decrease at any time over the term of the Notes.

     The USD/JPY Exchange Rate Reuters Page TKFE at 15:00 hours Tokyo time uses the "mid-rate." On August 29, 2006, the rate was 116.795. The USD/INR Exchange Rate appearing on Reuters Page RBIB at 14:00 hours Mumbai time on August 29, 2006 was 46.52. The USD/KRW Exchange Rate appearing on Reuters Page KFTC18 at 17:30 hours Seoul time on August 29, 2006 was 961.70. The USD/SGD Exchange Rate appearing on Reuters Page ABSIRFIX01 at 12:00 hours Singapore time on August 29, 2006 was 1.5751. The USD/CNY Exchange Rate appearing on Reuters Page SAEC at 17:00 hours Beijing time on August 29, 2006 was 7.9669. The IDR/USD Exchange Rate appearing on Reuters Page ABSIRFIX01 at 12:00 hours Singapore time on August 29, 2006 was 9,102. The USD/THB Exchange Rate appearing on Reuters Page ABSIRFIX01 at 12:00 hours Singapore time on August 29, 2006 was 37.604.

     The following graphs shows the daily values of each of the USD/JPY, USD/INR, USD/KRW, USD/SGD, USD/CNY, USD/IDR and USD/THB. Exchange Rates in the period from April 2, 2001 through August 28, 2006 using historical data obtained from Reuters. Past movements of the relevant exchange rates are not indicative of future values of the Basket Currencies.

     Note that an increase in the historical exchange rate of a Basket Currency indicates a decrease in value of that Basket Currency, relative to the USD. Conversely, a decrease in the exchange rate of a Basket Currency indicates an increase in the value of the Basket Currency relative to the USD.



                      Japanese Yen (JPY) (4/2/01 - 8/28/06)
                                 [CHART OMITTED]



                      Indian Rupee (INR) (4/2/01 - 8/28/06)
                                 [CHART OMITTED]



                      South Korean (KRW) (4/2/01 - 8/28/06)
                                 [CHART OMITTED]

                    Singapore Dollar (SGD) (4/2/01 - 8/28/06)
                                 [CHART OMITTED]



                      Chinese Yuan (CNY) (4/2/01 - 8/28/06)
                                 [CHART OMITTED]


                   Indonesian Rupiah (IDR) (4/2/01 - 8/28/06)
                                 [CHART OMITTED]



                       Thai Baht (THB) (4/2/01 - 8/28/06)
                                 [CHART OMITTED]

                           SPECIFIC TERMS OF THE NOTES

     In this section, references to "holders" mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled "Description of the Notes We May Offer--Legal Ownership" in the accompanying prospectus supplement and "Description of the Notes We May Offer--Ownership and Book-Entry Issuance" in the accompanying prospectus.

     The Notes are part of a series of senior debt securities entitled "Senior Global Medium-Term Notes, Series A" (the "medium-term notes") that we may issue under the senior indenture, dated October 23, 2003, between Royal Bank and JPMorgan Chase Bank, National Association, as trustee, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to all medium-term notes are described in "Description of the Notes We May Offer" in the accompanying prospectus supplement. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and prospectus supplement and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

     Please note that the information about the price to the public and the net proceeds to Royal Bank on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

     We describe the terms of the Notes in more detail below.

Coupon

     We will not pay you interest during the term of the Notes.

Minimum Investment

     The minimum investment in the Notes will be US$5,000.

Denomination

     We will offer the Notes in denominations of US$1,000 (except that non-U.S. investors may be subject to higher minimums).

Defeasance

     There shall be no defeasance, full or covenant, applicable to the Notes.

Payment at Maturity

     You will receive a cash payment at maturity that is based on the Basket Performance, which may be positive or negative. The Notes are fully principal protected and you will receive at least a minimum of the principal amount at maturity.

     At maturity, you will receive a cash payment equal to the principal amount invested plus an amount equal to that principal amount multiplied by the greater of: (a) 0%; or (b) the Basket Performance. The Basket Performance is an amount (expressed as a percentage and rounded to two decimal places) equal to the sum of the Weighted Component Changes for the seven Basket Currencies.

     The Weighted Component Change for each Basket Currency will be determined as follows:

                     Component Weight      x    (  C(i)  - 1 )
                                                   ----
                                                   C(f)

     where,

     C(i) = Reference Price of each Basket Currency, "C", on the initial valuation date

     C(f) = Reference Price of each Basket Currency, "C", on the final valuation date

     The Component Weights for each Basket Currency are as follows:

          Basket Currency                              Component Weight
          ---------------                              ----------------
          Japanes yen                                        25%
          Indian rupee                                       20%
          South Korean won                                   20%
          Singapore dollar                                   10%
          Chinese  yuan                                      10%
          Indonesian rupiah                                  10%
          Thai baht                                          5%


     The method of determination for the Reference Price for each Basket Currency is specified under "--Reference Prices" below. The method may be adjusted by the calculation agent upon the occurrence of certain extraordinary events as set forth under "--Adjustments to the Basket and Reference Price" below.

Maturity Date

     If the maturity date stated on the cover of this pricing supplement is not a business day, in that case the maturity date will be the next following business day. If the third business day before this applicable day does not qualify as the final valuation date referred to below, then the maturity date will be the third business day following the final valuation date. The calculation agent may postpone the final valuation date--and therefore the maturity date--if an extraordinary event occurs or is continuing on a day that would otherwise be the final valuation date. We describe extraordinary events under "--Extraordinary Event" below.

     In the event that payment at maturity is deferred beyond the stated maturity date, penalty interest will not accrue or be payable with respect to that deferred payment.

Final Valuation Date

     The final valuation date will be the final valuation date stated on the cover of this pricing supplement, unless the calculation agent determines that an extraordinary event occurs or is continuing on that day. In that event, the final valuation date will be the first following business day on which the calculation agent determines that an extraordinary event does not occur and is not continuing. In no event, however, will the final valuation date for the Notes be postponed by more than five business days.

Reference Prices

     The reference price for each Basket Currency (the "Reference Price") have been determined on the initial valuation date and will be determined on the final valuation date as described below:

     The JPY Spot is the JPY/ USD Rate as observed on Reuters Page TKFE at 15:00 hours Tokyo time on the Valuation Date.

     INR Spot is the INR/USD Rate as observed on Reuters Page RBIB at 14:00 hours Mumbai time on the Valuation Date.

     KRW Spot is the USD/ KRW Rate as observed on Reuters Page KFTC18 at 17:30 hours Seoul time on the Valuation Date.

     SGD Spot is the SGD/ USD Rate as observed on Reuters Page ABSIRFIX01 at 12:00 hours Singapore time on the Valuation Date.

     CNY Spot is the USD/CNY Rate as observed on Reuters Page SAEC at 17:00 hours Beijing time on the Valuation Date.

     IDR Spot is the IDR/USD Rate as observed on Reuters Page ABSIRFIX01 at 12:00 hours Singapore time on the Valuation Date.

     THB Spot is the THB/USD Rate as observed on Reuters Page ABSIRFIX01 at 12:00 hours Singapore time on the Valuation Date.


Reference Prices on the Initial Valuation Date

             USD/JPY       USD/INR         USD/KRW         USD/SGD        USD/CNY        USD/IDR        USD/THB
             -------       -------         -------         -------        -------        -------        -------
C(i)....     116.795        46.52           961.70          1.5751         7.9669         9,102          37.604


Unavailability of the Reference Price on the Maturity Date

     If any of the Reuters pages used as sources for the Reference Prices on the Maturity Date, or the successor page thereto, is not available on the final valuation date, the applicable exchange rate will be calculated by the calculation agent as the arithmetic mean of the applicable offer-side spot quotations received by the calculation agent from two leading commercial banks (selected in the sole discretion of the calculation agent), for the relevant currencies. If these spot quotations are available from fewer than two banks, then the calculation agent, in its sole discretion, shall determine which quotation is available and reasonable to be used. If no such spot quotation is available, the calculation agent shall determine the applicable exchange rate for such date in a commercially reasonable manner.

Extraordinary Event

     As set forth under "--Payment at Maturity" above, the calculation agent will determine the Basket Performance on the final valuation date. As described above, the final valuation date may be postponed and thus the determination of the Basket Performance may be postponed if the calculation agent confirms that, on the final valuation date, an extraordinary event has occurred or is continuing. If such a postponement occurs, the calculation agent will use the Reference Prices of the Basket Currencies on the first business day after the final valuation date on which no extraordinary event occurs or is continuing to determine the Basket Performance. In no event, however, will the determination of the Basket Performance be postponed by more than five business days.

     If the determination of the Basket Performance is postponed to the last possible day, but an extraordinary event occurs or is continuing on that day, that day will nevertheless be the date on which the Basket Performance will be determined by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the Reference Prices that would have prevailed in the absence of the extraordinary event and calculate the Basket Performance.

     An extraordinary event means any event, circumstance or cause which Royal Bank determines, and the calculation agent confirms, has or will have a material adverse effect on the ability of Royal Bank to perform its obligations under the Notes or to hedge its position in respect of its obligation to make payment of amounts owing thereunder and more specifically includes the following events to the extent that they have such effect:

     o a suspension, absence or material limitation of trading in the spot, futures contracts, forward contracts or options contracts related to one or more Basket Currencies on any relevant exchange or in the over-the-counter currency markets or a limitation on trading in the spot, futures, forward or options contracts on any relevant exchange on any one day by reason of movements in prices that exceed the price permitted by such exchanges;

     o the enactment, publication, decree or other promulgation of any statute, regulation, rule or order of any court or other government authority which would make it unlawful or impracticable for Royal Bank to perform its obligations under the Notes or for dealers to execute, maintain or modify a hedge in a position in respect of the Basket or a Basket Currency;

     o the taking of any action by any governmental, administrative, legislative or judicial authority or power of Canada, the United States of America, Japan or the European Union or any political subdivision thereof which has a material adverse effect on the financial markets thereof; or

     o any outbreak or escalation of hostilities or other national or international calamity or crisis (including, without limitation, natural calamities) which has or would have a material adverse effect on the ability of Royal Bank to perform its obligations under the Notes or of a dealer to execute, maintain or modify a hedge of a position with respect to the Basket or a Basket Currency or a material and adverse effect on the economy of Canada, the United States of America, Japan or the European Union or the trading of currencies.

Default Amount on Acceleration

     If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under "--Default Amount".

     For the purpose of determining whether the holders of our medium-term notes, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Note outstanding as the principal amount of that Note. Although the terms of the Notes may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the Notes. This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under "Description of Debt Securities--Modification and Waiver" and "--Senior Events of Default; Subordinated Events of Default and Defaults; Limitations of Remedies".

Default Amount

     The default amount for the Notes on any day will be an amount, determined by the calculation agent in its sole discretion, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

     o the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

     o the reasonable expenses, including reasonable attorneys' fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

     During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest -- or, if there is only one, the only -- quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

     The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

     o    no quotation of the kind referred to above is obtained, or

     o every quotation of that kind obtained is objected to within five business days after the due date as described above.

     If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

     In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final valuation date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

     For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

     o A-1 or higher by Standard & Poor's Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

     o P-1 or higher by Moody's Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

     Any payment on or delivery of the Notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

     When we refer to a business day with respect to the Notes, we mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in London and New York City are authorized or obligated by law, regulation or executive order to close.

Role of Calculation Agent

     JPMorgan Chase Bank, National Association, will serve as the calculation agent. We may change the calculation agent after the original issue date of the Notes without notice. The calculation agent will make all determinations or confirmations regarding the Reference Price of each of the Basket Currencies, extraordinary events, business days, the default amount, the Basket Performance and the amount payable in respect of your Notes at maturity. Absent manifest error, all determinations of and confirmations by the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations or confirmations by the calculation agent.

                           USE OF PROCEEDS AND HEDGING

     We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus supplement under "Use of Proceeds." We or our affiliates (or an unaffiliated party or parties with whom we contract) may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

     In anticipation of the sale of the Notes, we or our affiliates (or such unaffiliated party or parties) expect to enter into hedging transactions involving purchases of Basket Currencies included in the Basket and/or listed and/or over-the-counter options or futures or forwards or other listed or over-the-counter derivative contracts on the Basket Currencies prior to or on the initial valuation date. From time to time, we or our affiliates (or such unaffiliated party or parties) may enter into additional hedging transactions or unwind those we have entered into. In this regard, we or our affiliates (or such unaffiliated party or parties) may acquire or dispose of long or short positions in listed or over-the-counter options, futures, forwards, or other instruments based on the values of the Basket Currencies.

     We or our affiliates (or such unaffiliated party or parties) may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

     We or our affiliates (or such unaffiliated party or parties) may close out our or their hedge on or before the final valuation date. That step may involve sales or purchases of Basket Currencies, listed or over-the-counter options or futures or forwards on Basket Currencies or listed or over-the-counter options, futures, forwards, or other instruments based on the performance of the Basket Currencies.

     The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See "Risk Factors" in this pricing supplement for a discussion of these adverse effects.

                         SUPPLEMENTAL TAX CONSIDERATIONS

     The following is a general description of certain U.S. tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the United States of acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

     The discussion below supplements the discussion under "U.S. Tax Considerations" in the attached prospectus and is subject to the limitations and exceptions set forth therein. Except as otherwise noted under "Non-United States Holders" below, this discussion is only applicable to you if you are a United States holder (as defined in the accompanying prospectus).

     The Notes should be treated as debt instruments subject to the special rules for debt instruments with terms of one year or less. Under those rules, you should recognize ordinary income, if any, upon the maturity of your Notes in an amount equal to the excess, if any, of the amount you receive with respect to your Notes at such time over the amount you paid for your Notes. If you are a secondary holder and the amount you receive with respect to your Notes at such time is less than the amount you paid for your Notes, such difference should be treated as a short-term capital loss. Upon the sale or exchange of your Notes prior to the end of the day that is three Business Days prior to the Maturity Date, i.e., the Valuation date, you should recognize short-term capital gain or loss in an amount equal to the difference between the amount you paid for your Notes and the amount received by you upon such sale or exchange. If you sell or exchange your Notes after the day that is three Business Days prior to the Maturity Date, i.e., the Valuation date, it is likely that any gain that you recognize will be treated as ordinary income and any loss that you recognize will be treated as a short-term capital loss. The deductibility of capital losses is subject to limitations.

     It is possible that the Internal Revenue Service could assert that your Notes should be subject to the special rules under Section 988 of the Code governing dispositions of debt instruments the payments on which are determined by reference to the value of a foreign currency, in which case any loss you recognize upon the maturity of your Notes would be treated as ordinary loss.

Supplemental Canadian Tax Considerations

     The discussion below supplements the discussion under "Certain Income Tax Consequences-Certain Canadian Income Tax Consequences" in the attached prospectus supplement and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a Non-Resident Holder (as defined in the accompanying prospectus supplement).

     Interest paid or credited or deemed for purposes of the Income Tax Act (Canada) (the "Act") to be paid or credited on a Note (including any payment at maturity in excess of the principal amount) to a Non-Resident Holder will not be subject to Canadian non-resident withholding tax where we deal at arm's length for the purposes of the Act with the Non-Resident Holder at the time of such payment.

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

     We have agreed to sell to RBC Capital Markets Corporation, and RBC Capital Markets Corporation has agreed to purchase from us, the aggregate principal amount of the Notes specified on the front cover of this pricing supplement. Subject to the terms and conditions of a terms agreement, dated the date of this pricing supplement, RBC Capital Markets Corporation (the "Underwriter") has agreed to purchase the Notes as principal for its own account at a purchase price equal to the issue price specified on the front cover of this pricing supplement, less a commission of 1.50%. The Underwriter may resell any Notes it purchases as principal to other brokers or dealers at a discount of up to 1.50% of the principal amount of the Notes. The Underwriter may allow, and the brokers or dealers may reallow, a discount not to exceed 1.50% of the principal amount of the Notes. To the extent the Underwriter resells Notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an "underwriter" of the Notes as such term is defined in the Securities Act of 1933. The Underwriter has advised us that, if it is unable to sell all the Notes at the public offering price, the Underwriter proposes to offer the Notes from time to time for sale in negotiated transactions or otherwise, at prices to be determined at the time of sale.

     In the future, RBC Capital Markets Corporation or another of our affiliates may repurchase and resell the Notes in market-making transactions. For more information about the plan of distribution, the distribution agreement (of which the terms agreement forms a part) and possible market-making activities, see "Supplemental Plan of Distribution" in the accompanying prospectus supplement.

              DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

     In addition to the documents specified in the accompanying prospectus and prospectus supplement under "Documents Filed as Part of the Registration Statement", the following documents will be filed with the Securities and Exchange Commission and incorporated by reference as part of the Registration Statement to which this pricing supplement relates (the "Registration Statement"): (i) the Terms Agreement, dated the date of this pricing supplement, between us and the Underwriter and (ii) the consent of Deloitte & Touche LLP to the incorporation by reference of their report dated November 30, 2005 to the Shareholders of the Bank on the financial statements of the Bank as at October 31, 2005 and 2004 and for each of the years in the three-year period ended October 31, 2005. Such documents will not be incorporated by reference into this pricing supplement or the accompanying prospectus or prospectus supplement.

     Additional exhibits to the Registration Statement to which this pricing supplement relates may be subsequently filed in reports on Form 40-F or on Form 6-K that specifically state that such materials are incorporated by reference as exhibits in Part II of the Registration Statement.

                                                           Deloitte & Touche LLP
                                                                       BCE Place
                                                                  181 Bay Street
                                                                      Suite 1400
                                                              Toronto ON M5J 2V1
                                                                          Canada
                                                             Tel: (416) 601-6150
                                                             Fax: (416) 601-6590
                                                                 www.deloitte.ca




EXHIBIT A
---------

                                Auditors' Consent

     We refer to the Pricing Supplement No. 28 of Royal Bank of Canada (the "Bank") dated August 29, 2006 relating to the offering of US$13,974,000 Senior Global Medium-Term Notes, Series B, Principal Protected Notes due August 23, 2007 Linked to the Performance of a Basket of Asian Currencies, to the Prospectus Supplement dated December 21, 2005 relating to the offering of up to US$6,000,000,000 Senior Global Medium-Term Notes, Series B to the short form base shelf prospectus dated December 21, 2005 relating to the offering of up to US$6,000,000,000 Senior Debt Securities, Subordinated Debt Securities (Subordinated Indebtedness) (collectively, the "Prospectus"). We have read the Prospectus and have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

     We consent to the incorporation by reference in the Prospectus of our report to the shareholders of the Bank on the consolidated balance sheets of the Bank as at October 31, 2005 and 2004 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended October 31, 2005. Our report is dated November 30, 2005.



(signed) "Deloitte & Touche LLP"
Chartered Accountants

Toronto, Canada
August 29, 2006

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus or prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus and prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus and prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.






                                  US$13,974,000



                                   [RBC LOGO]



                              Royal Bank of Canada
                    Senior Global Medium-Term Notes, Series B
                  Principal Protected Notes due August 23, 2007
                     Linked to a Basket of Asian Currencies


                                 August 29, 2006